Exhibit 99.1

UTime Limited Announces Nasdaq Ticker Symbol Change to WTO

SHENZHEN, China, Aug. 28, 2023 (GLOBE NEWSWIRE) -- UTime Limited (NASDAQ: UTME; the “Company” or “UTME”) announced that the Company will be changing its ticker symbol from “UTME” to “WTO”. Effective on Tuesday September 5, 2023, the Company’s ordinary shares will trade on Nasdaq under the new symbol “WTO”.

“According to the needs of the Company’s future strategy and business development, we will officially change the ticker symbol,” CEO of the Company, Hengcong Qiu commented. “Over the past few years, the Company has actively sought to diversify its business development and has brought us new business growth opportunities in many areas. The change of the Company’s ticker symbol to ‘WTO’ will have a positive impact on building the Company’s long-term brand influence and enhancing our brand value.”

No action is required by existing shareholders with respect to the ticker symbol change. The Company’s ordinary shares will continue to be listed on Nasdaq and the CUSIP will remain unchanged.

About UTime Limited

UTime Limited, established in 2008, is committed to providing cost-effective mobile devices to consumers globally and to helping low-income individuals from established markets, including the United States, and the emerging markets, including countries in South Asia and Africa, have better access to updated mobile technology. The Company is mainly engaged in the design, development, production, sales and brand operation of mobile phones, accessories and related consumer electronic products. For more information, visit the Company’s website at http://www.utimeworld.com/.

Forward-Looking Statements

All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial projections. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and in its other filings with the SEC.

For more information, please contact:

Kim He

Email: kim@westock.com